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Exhibit 99(R)(2)

W. H. REAVES & CO., INC.

CODE OF ETHICS

        W. H. Reaves & Co., Inc. ("Reaves") has adopted a Code of Ethics (Reaves Code), which governs the personal trading activities of all employees of the firm. Reaves Code is based upon the principal that employees must avoid serving their own personal interests ahead of the interests of clients.

        Reaves Code permits employees to invest in securities, including securities held by its Managed Account Portfolios ("Portfolios"), subject to specific conditions. Trades for all personal and related accounts will be approved on a trade by trade basis prior to the order being placed. The trade will only be approved if the security is not held by the Portfolios or if it already has an established position in the Portfolio's portfolio. The trade will not be approved when the security is in the process of being established in, or liquidated from the Portfolio's portfolio. Under no condition will an employee receive a better price on a security than the Portfolios receive on orders placed on the same day. All short-term trades for personal or related accounts with a holding period of less than 60 days must be reviewed by the Compliance Officer. Reaves Code also provides several situations in which employees are prohibited from investing in securities. Portfolio managers and research analysts taking same direction transactions for their personal or related accounts (within his or her sector of responsibility) within seven calendar days of the establishment or liquidation of a position in the same security, or equivalent security, by the Portfolios is prohibited. In addition, an employee who is a trader in a stock which the firm is a market maker may not purchase or sell, for his or her personal or related account, any security in which he or she makes a market or any related financial instrument.

        Further, all employees of our firm must at all times:

          1.    Place the interests of our clients first.    The employees of W. H. Reaves & Co., Inc. must scrupulously avoid serving their own personal interests ahead of the interests of our clients. Employees may not induce or cause a client to take action, or not to take action, for personal benefit, rather than for the benefit of the client.

          2.    Avoid taking inappropriate advantage of their position.    The receipt of investment opportunities, perquisites, or gifts from persons seeking business with W. H. Reaves & Co., Inc. or their clients could call into question the exercise of an Employee's independent judgment. Employees may not, for example, use their knowledge of portfolio transactions to profit by the market effect of such transactions.

          3.    Conduct all "personal" or "related" account securities transactions in full compliance with this code and our Employee Trading Rules.

          4.     All research personnel are subject to the additional standards as stated in the attached excerpt from the AIMR Directory.

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W. H. REAVES & CO., INC. CODE OF ETHICS